82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

04030120

May 11, 2004

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

SUPPL

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated May 11, 2004 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

dlw 5/14

Enclosures.

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated May 11, 2004.
2.	Quarterly Report for Singer N.V. for the quarterly period ended March 31, 2004.

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated May 11, 2004

EXHIBIT NO.1

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
May 11, 2004

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

SINGER N.V. ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2004

May 11, 2004, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") announced today its results for the first quarter of 2004.

2004 First Quarter Results

For the first quarter of 2004 ended March 31, 2004, the Company reported consolidated revenues of $116.5 million as compared to $80.4 million for the first quarter of 2003, an increase of $36.1 million or 44.9%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $28.1 million, in the Company's consolidated results for the 2004 first quarter. This was coupled with strong retail sales performance in Sri Lanka and in the Company's South American distribution company, and strong growth in sewing marketing sales in the United States, Italy and Turkey. These sales increases were partially offset by weaker retail sales in the Philippines.

The Company's revenues for the first quarter of 2004 included $10.2 million of finance charges on consumer credit sales and $1.2 million of royalty and licensing income; the corresponding amounts for the first quarter of 2003 were $3.6 million and $1.4 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first quarter of the year along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended March 31, 2004 was $44.5 million as compared to $30.7 million for the same period in 2003. Gross margin was 38.2% in both periods.

Selling and administrative expenses for the three months ended March 31, 2004 were $35.4 million, representing 30.4% of revenues, as compared to $25.2 million and 31.3% of revenues for the same period in 2003. The improvement as a percentage of revenue was primarily due to significant bad debt write-offs in the Mexican continuing sewing wholesale business in the first quarter of 2003.

Operating income for the 2004 and 2003 quarters was $9.1 million and $5.5 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $13.3 million and $9.7 million, respectively. The increase in operating income was due to the inclusion in the 2004 first quarter results of Thailand's operating income of $2.9 million and to lower selling and administrative expenses as a percentage of revenue. The $3.6 million increase in EBITDA from continuing operations reflects this increase in operating earnings.

Interest expense for the three-month period ended March 31, 2004 was $4.3 million as compared to $4.9 million for the three-month period ended March 31, 2003. The $0.6 million decrease in interest expense was due both to a reduction in borrowings and lower interest rates.

Equity in loss from Operating Affiliates totaled $0.3 million during the three-month period ended March 31, 2004 as compared to income of $0.9 million for the same period in 2003. The $1.2 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first quarter of 2003 while in the 2004 first quarter Thailand was included in the Company's consolidated results.

Miscellaneous other income was $2.6 million for the three-month period ended March 31, 2004 as compared to other income of $2.3 million for the same period in 2003. The $2.6 million of other income in the 2004 quarter was primarily due to a $1.8 million write-off of old accounts payable which were determined to be no longer valid liabilities and $0.2 million of gains on sale of property, plant and equipment. The other income in the first quarter of 2003 was primarily due to a $2.7 million gain recognized by Singer U.S. as a result of the successful refinancing of their long-term debt.

Provision for income taxes amounted to $1.9 million representing a 26.4% effective tax provision in the three-month period ended March 31, 2004, as compared to $1.0 million representing a 26.2% effective tax provision for the same period in 2003.

Minority interest share in income was $1.9 million for the 2004 first quarter compared to $0.6 million for the same period in 2003. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and that Singer Thailand was accounted for as an equity investment in the first quarter of 2003, while in the first quarter of 2004 Singer Thailand was included in the Company's consolidated results.

The Company's income from continuing operations for the first quarter of 2004 was $3.4 million as compared to $2.2 million for the same period in 2003. The increase is due to the $3.5 million increase in operating income which was partially offset by lower equity in earnings from operating affiliates and increased provision for income taxes and minority interest share in income.

The Company's net income for the first quarter of 2004 was $3.4 million as compared to a net loss of $13.9 million for the same period in 2003. The $17.3 million increase from prior year was primarily due to the $1.2 million increase in the Company's income from continuing operations and the $16.2 million loss incurred in the first quarter of 2003 in the discontinued Mexico Retail operations.

Dividends on the Preferred A Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to nil for the three-month period ended March 31, 2004 and $0.2 million for the three-month period ended March 31, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2004 and 2003 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred A Shares. On January 9, 2003, a subsidiary of the Company entered into

an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. Effective as of December 31, 2003 the Preferred A Shares were acquired by a subsidiary of the Company and have been classified as Preferred Treasury Shares. Accordingly, no dividend was accrued in the 2004 quarter.

The net income available to Common Shares was $3.4 million for the three months ended March 31, 2004 as compared to the net loss available to Common Shares of $14.2 million for the same period in 2003. This is equivalent to basic earnings per Common Share of $0.43 and basic loss per Common Share of $1.76, respectively.

The Retail operations accounted for 54% of Singer's revenues for the 2004 first quarter, and for 59% of Singer's operating earnings before corporate expenses and eliminations. Major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first quarter of 2003 were 55% of Singer's revenue and 67% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 46% of Singer's revenues for the 2004 first quarter and for 41% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States, Brazil and Italy were major contributors to this segment. The comparable figures for the first quarter of 2003 were 45% of Singer's revenue and 33% of operating earnings.

As of the end of the first quarter, the Company's U.S. subsidiary was in breach of certain financial reporting covenants with respect to its revolving line of credit facility, which has also resulted in a cross-default under its term loan with another lender. The subsidiary is currently in discussions with its lenders to obtain a waiver with respect to such defaults.

Share Distribution

The Singer Creditor Trust has made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value.

Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 23% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Annual Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may

also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.

Exemption No. 82-5225

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(in thousands of US dollars)

	March 31, 2004	March 31, 2003
Revenues	$ 116,527	$ 80,398
Cost of revenues	72,062	49,688
Gross profit	44,465	30,710
Selling and administrative expenses	35,388	25,180
Operating income	9,077	5,530
Other income (expense):		
Interest expense	(4,265)	(4,877)
Equity in (loss) earnings from operating affiliates	(301)	882
Other, net	2,597	2,279
Total other income (expense)	(1,969)	(1,716)
Income from continuing operations before provision for income taxes and minority interest	7,108	3,814
Provision for income taxes	1,873	1,000
Minority interest share in income	1,874	584
Income from continuing operations	3,361	2,230
Discontinued Operations		
Loss from operations of Mexico Retail, net of tax benefit	-	16,167
Net income (loss)	3,361	(13,937)
Dividends on preferred shares	-	275
Net income (loss) available to common shares	$ 3,361	$ (14,212)
Basic and diluted earnings (loss) per common share	$ 0.43	$ (1.76)
Basic weighted average common shares outstanding	7,870,826	8,059,077
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 11,016	$ 9,664

EXHIBIT NO.2

Exemption No. 82-5225

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended March 31, 2004

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.singer.com.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

The Singer Creditor Trust has made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 and DECEMBER 31, 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) March 31, 2004	(Audited) December 31, 2003
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 24,493	$ 27,550
Accounts receivable, net of allowances for doubtful accounts of $28,783 and $28,757, respectively	145,108	148,371
Inventories, net	84,982	74,278
Other current assets	19,875	16,377
Total current assets	274,458	266,576
Investment in operating affiliates	6,754	7,243
Property, plant and equipment, net	45,747	45,589
Intangible assets, net	128,985	128,962
Other assets	65,793	63,168
Total assets	$ 521,737	$ 511,538
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 81,673	$ 78,175
Accounts payable	50,401	38,770
Accrued liabilities	26,862	33,050
Current portion of long-term debt	55,050	52,417
Total current liabilities	213,986	202,412
Long-term debt	49,049	55,325
Other non-current liabilities	60,843	61,056
Minority interest	69,762	70,362
Total liabilities	393,640	389,155
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,870,826 in 2004 and 2003	79	79
Additional paid-in capital	99,689	97,420
Retained earnings	28,298	24,938
Accumulated other comprehensive income (loss)	31	(54)
Total shareholders' equity	128,097	122,383
Total liabilities and shareholders' equity	$ 521,737	$ 511,538

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months ended March 31, 2004	Three Months ended March 31, 2003
Revenues	$ 116,527	$ 80,398
Cost of revenues	72,062	49,688
Gross profit	44,465	30,710
Selling and administrative expenses	35,388	25,180
Operating income	9,077	5,530
Other income (expense):		
Interest expense	(4,265)	(4,877)
Equity in (loss) earnings from operating affiliates	(301)	882
Other, net	2,597	2,279
Total other income (expense)	(1,969)	(1,716)
Income from continuing operations before provision for income taxes and minority interest	7,108	3,814
Provision for income taxes	1,873	1,000
Minority interest share in income	1,874	584
Income from continuing operations	3,361	2,230
Discontinued operations		
Loss from operations of Mexico Retail, net of tax benefit	-	16,167
Net income (loss)	3,361	(13,937)
Dividends on preferred shares	-	275
Net income (loss) available to common shares	$ 3,361	$ (14,212)
Basic and diluted earnings (loss) per common share	$ 0.43	$ (1.76)
Basic weighted average common shares outstanding	7,870,826	8,059,077

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 and 2003 (Unaudited)
(in thousands of US dollars)

	Three Months ended March 31, 2004	Three Months ended March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 3,361	$ (13,937)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities-		
Depreciation and amortization	1,517	1,557
Gain from disposal of property, plant and equipment	(181)	-
Gain from extinguishment of debt	-	(2,750)
Loss from purchase of minority interest	41	-
Equity in loss (earnings) from operating affiliates, net of dividends received	734	(285)
Minority interest share in income	1,874	584
Foreign exchange loss (gain)	25	(126)
Change in assets and liabilities-		
Decrease in accounts receivable	949	12,105
(Increase) decrease in inventory	(10,579)	13
Increase in other current assets	(3,145)	(884)
Increase in accounts payable and accrued expenses	4,872	6,893
Other, net	(51)	347
Total adjustments	(3,944)	17,454
Net cash (used in) provided by operating activities	(583)	3,517
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(1,777)	(850)
Proceeds from disposal of property, plant and equipment	312	-
Increase in investments in operating affiliates	(307)	-
Net cash used in investing activities	(1,772)	(850)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	1,207	(381)
Additions to long-term debt	52	15,646
Payments of long-term debt	(1,593)	(20,216)
Repurchase of preferred shares	-	(1,016)
Net cash used in financing activities	(334)	(5,967)
Effect of exchange rate changes on cash	(368)	562
Net decrease in cash and cash equivalents	(3,057)	(2,738)
CASH AND CASH EQUIVALENTS, at beginning of the period	27,550	13,543
CASH AND CASH EQUIVALENTS, at end of the period	$ 24,493	$ 10,805

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2003 Disclosure Statement and Annual Report dated April 2004.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2004 and beyond. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities.

The Company's liquidity position is tight. Among other required principal payments due in 2004, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $2.5 million to $26.3 million by June 30, 2004 and to pay off the remaining balance by December 31, 2004. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations and real estate sales as outlined in the Reorganization Plan, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations where the proceeds from such sales, among other consequences, would meaningfully improve the Company's liquidity position.

Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" and in December 2003 issued FIN 46R, an amendment of FIN 46. FIN 46R establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIE's must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Company for fiscal years beginning after December 31, 2003 for VIE's created before February 1, 2003, but is effective immediately for VIE's created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Company as no VIE's were created after January 31, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	March 31, 2004	December 31, 2003
Trade receivables	$ 50,730	$ 59,280
Installment receivables	161,430	151,656
Other	18,278	16,318
	230,438	227,254
Less:		
Unearned carrying charges	(42,114)	(38,939)
Installment receivables due in excess of one year	(43,216)	(39,944)
	$ 145,108	$ 148,371

4. INVENTORIES

Inventories are summarized as follows:

	March 31, 2004	December 31, 2003
Finished goods	$ 71,195	$ 61,884
Work in progress	3,513	2,423
Raw materials and supplies	10,274	9,971
	$ 84,982	$ 74,278

5. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2004	December 31, 2003
Bonds and Debentures:		
Brazil - A Bonds – 10% due 2005	$ 12,749	$ 12,749
Brazil - Old Bonds – 12%	6,702	6,702
Sri Lanka - 17% due 2004	4,098	4,145
- 13% due 2005	3,074	3,109
Loans:		
Nova Scotia Financing Agreement	28,750	28,750
Omnibus Agreement	16,317	16,673
Thailand – Bank of Asia	7,652	8,208
Thailand – Kasikron Bank	5,846	6,944
Livingston Loan Agreement	4,000	4,000
Thailand – DBS Thai Danu Bank	3,508	3,788
Thailand – Siam Commercial Bank	2,337	2,524
Banco Unibanco	2,328	2,693
Other	6,738	7,457
	104,099	107,742
Less- Current portion	(55,050)	(52,417)
	$ 49,049	$ 55,325

As of March 31, 2004, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions as amended.

On March 31, 2003, Singer U.S. successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25.0 million and which will mature in March 2008. The balance outstanding on this facility at March 31, 2004 was $13.6 million. The second facility, with a second lender, is a $4.0 million subordinated term loan that will mature in March 2006. As of March 31, 2004 Singer U.S. was in breach of certain financial reporting covenants with respect to the revolving line of credit facility. This default has also resulted in the term loan facility being in default due to a cross-default provision resulting in the term loan facility being reclassified from long-term to short-term. The subsidiary is currently in discussions with its lenders to waive these defaults.

6. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Series A convertible Preferred stock ("Preferred A Shares") of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

During 2003 and 2002, the Company purchased allowed general unsecured claims against Old Singer. The claims purchased during 2003 and 2002 entitled the holders to 188,252 and 62,751 common shares of the Company, respectively. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by that amount.

7. COMPREHENSIVE INCOME

	Three Months ended March 31, 2004	Three Months ended March 31, 2003
Net income (loss)	$ 3,361	$ (13,937)
Other comprehensive income:		
Foreign currency translation adjustment	85	(1,722)
Comprehensive income (loss)	$ 3,446	$ (15,659)

8. DISCONTINUED OPERATIONS

On September 30, 2003 the Company for proceeds of one dollar sold the shares of the parent company of Singer Mexico, resulting in a $16.1 million reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

As a consequence of this sale, Singer no longer owns or controls Singer Mexico and the results of operations of Singer Mexico's Retail and finance division are reported separately as discontinued operations and are summarized as follows:

	January 1, 2003 to March 31, 2003
Revenues	$ 12,322
Operating loss	$ (14,975)
Loss from discontinued operations, net of tax benefit	$ (16,167)

9. PURCHASE OF ADDITIONAL INTEREST IN SINGER THAILAND

Effective October 29, 2003 the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand Public Company Limited ("Singer Thailand") to bring its equity holdings in that company to 52.1%. This has resulted in Singer Thailand's operations being consolidated in Singer N.V.'s effective that date. Previously, Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The purchase price was $2.1 million for the additional 4.1% of the outstanding shares. The cost to acquire Singer Thailand has been allocated to the assets acquired and liabilities assumed according to estimated fair values, which did not result in any goodwill. The consolidation of Singer Thailand has resulted in significantly higher revenues and operating income and a significant increase in minority interest liability; however, net income has not been materially impacted.

During the first quarter of 2004 the Company, on behalf of Singer Asia, has purchased an additional 0.6% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 52.6%. Under the Investment Agreement with the private investment fund that invested in Singer Asia, the Company is committed to funding the purchase of an additional 0.4% of the Singer Thailand shares.

10. PURCHASE OF ADDITIONAL INTEREST IN SINGER ITALY

During March 2004, the Company purchased for one dollar the remaining 49% of the common shares and 100% of the preferred shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholder. Singer now owns 100% of the common and preferred shares of Singer Italy. This resulted in a $2.3 million reduction of minority interest liability and an increase in additional paid-in capital.

11. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Three Months ended March 31, 2004	Three Months ended March 31, 2003
Revenues:		
Retail-		
Americas	$ 3,857	$ 4,617
Asia	68,040	63,361
Intersegment	106	397
	72,003	68,375
Sewing marketing-		
Americas	25,161	23,298
Asia	9,766	8,492
Europe	7,948	7,040
Africa & Middle East	1,529	1,227
Intersegment	6,496	4,256
	50,900	44,313
Sewing manufacturing-		
Americas	226	257
Asia	-	-
Intersegment	10,531	10,626
	10,757	10,883
	133,660	123,571
Less- Operating Affiliate, Thailand	-	(27,894)
Intersegment	(17,133)	(15,279)
Total revenues	$ 116,527	$ 80,398

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Operating income:		
Retail-		
Americas	$ 18	$ 347
Asia	5,957	5,829
	5,975	6,176
Sewing marketing-		
Americas	508	(2,367)
Asia	2,128	2,465
Europe	712	490
Africa & Middle East	16	14
	3,364	602
Sewing manufacturing-		
Americas	564	2,536
Asia	160	(76)
	724	2,460
Corporate and eliminations	(986)	(1,308)
	9,077	7,930
Less- Operating Affiliate, Thailand	-	(2,400)
Total operating income (loss)	$ 9,077	$ 5,530

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Interest expense:		
Retail-		
Americas	$ -	$ 121
Asia	1,611	1,714
	1,611	1,835
Sewing marketing-		
Americas	553	461
Asia	415	680
Europe	82	100
	1,050	1,241
Sewing manufacturing-		
Americas	1,017	1,123
Asia	36	34
	1,053	1,157
Corporate and eliminations	551	822
	4,265	5,055
Less- Operating Affiliate, Thailand	-	(178)
Total interest expense	$ 4,265	$ 4,877

	March 31, 2004	December 31, 2003
Total assets:		
Retail-		
Americas	$ 15,561	$ 13,298
Asia	264,084	239,295
	279,645	252,593
Sewing marketing-		
Americas	47,282	61,336
Asia	29,820	24,540
Europe	20,993	21,163
Africa & Middle East	1,315	1,153
	99,410	108,192
Sewing manufacturing-		
Americas	42,507	38,501
Asia	12,117	13,364
	54,624	51,865
Corporate and eliminations	88,058	98,888
Total assets	$ 521,737	$ 511,538

Certain financial information by geographical area is as follows:

Geographic Data	Three Months ended March 31, 2004	Three Months ended March 31, 2003
Revenues:		
Americas	$ 29,244	$ 28,172
Asia	77,806	71,853
Europe	7,948	7,040
Africa and Middle East	1,529	1,227
	116,527	108,292
Less- Operating Affiliate, Thailand	-	(27,894)
Total revenues	$ 116,527	$ 80,398

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

Corporate and elimination assets consist mainly of intangible assets relating to the SINGER® brand name.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2003 and the unaudited consolidated financial statements of the Company for the three months ended March 31, 2004 and 2003. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended March 31, 2004 and March 31, 2003

For the first quarter of 2004 ended March 31, 2004, the Company reported consolidated revenues of $116.5 million as compared to $80.4 million for the first quarter of 2003, an increase of $36.1 million or 44.9%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $28.1 million, in the Company's consolidated results for the 2004 first quarter. This was coupled with strong retail sales performance in Sri Lanka and in the Company's South American distribution company, and strong growth in sewing marketing sales in the United States, Italy and Turkey. These sales increases were partially offset by weaker retail sales in the Philippines.

The Company's revenues for the first quarter of 2004 included $10.2 million of finance charges on consumer credit sales and $1.2 million of royalty and licensing income; the corresponding amounts for the first quarter of 2003 were $3.6 million and $1.4 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first quarter of the year along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended March 31, 2004 was $44.5 million as compared to $30.7 million for the same period in 2003. Gross margin was 38.2% in both periods.

Selling and administrative expenses for the three months ended March 31, 2004 were $35.4 million, representing 30.4% of revenues, as compared to $25.2 million and 31.3% of revenues for the same period in 2003. The improvement as a percentage of revenue was primarily due to significant bad debt write-offs in the Mexican continuing business in the first quarter of 2003.

Operating income for the 2004 and 2003 quarters was $9.1 million and $5.5 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $13.3 million and $9.7 million, respectively. The increase in operating income was due to the inclusion in the 2004 first quarter results of Thailand's operating income of $2.9 million and to lower selling and administrative expenses as a percentage of revenue. The $3.6 million increase in EBITDA from continuing operations reflects this increase in operating earnings.

The Retail operations accounted for 54% of Singer's revenues for the 2004 first quarter, and for 59% of Singer's operating earnings before corporate expenses and eliminations. Major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first quarter of 2003 were 55% of Singer's revenue and 67% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 46% of Singer's revenues for the 2004 first quarter and for 41% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States, Brazil and Italy were major contributors to this segment. The comparable figures for the first quarter of 2003 were 45% of Singer's revenue and 33% of operating earnings.

Interest expense for the three-month period ended March 31, 2004 was $4.3 million. Interest expense incurred by the Operating Companies during the period totaled $3.7 million, while Corporate interest expense in the period was $0.6 million. Interest expense for the three-month period ended March 31, 2003 was $4.9 million. Interest expense incurred by the Operating Companies during the 2003 period totaled $4.1 million, while Corporate interest expense in the period was $0.8 million. The $0.4 million decrease in interest expense incurred by the Operating Companies was primarily due to lower interest rates, while the $0.2 million decrease in Corporate interest expense was due both to a reduction in borrowings under the Nova Scotia Financing Agreement and lower interest rates.

Equity in loss from Operating Affiliates totaled $0.3 million during the three-month period ended March 31, 2004 as compared to income of $0.9 million for the same period in 2003. The $1.2 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first quarter of 2003 while in the 2004 first quarter Thailand was included in the Company's consolidated results.

Miscellaneous other income was $2.6 million for the three-month period ended March 31, 2004 as compared to other income of $2.3 million for the same period in 2003. The $2.6 million of other income in the 2004 quarter was primarily due to a $1.8 million write-off of old accounts payable which were determined to be no longer valid liabilities and $0.2 million of gains on sale of property, plant and equipment. The other income in the first quarter of 2003 was primarily due to a $2.7 million gain recognized by Singer U.S. as a result of the successful refinancing of their long-term debt.

Provision for income taxes amounted to $1.9 million representing a 26.4% effective tax provision in the three-month period ended March 31, 2004, as compared to $1.0 million representing a 26.2% effective tax provision for the same period in 2003.

Minority interest share in income was $1.9 million for the 2004 first quarter compared to $0.6 million for the same period in 2003. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and that Singer Thailand was accounted for as an equity investment in the first quarter of 2003, while in the first quarter of 2004 Singer Thailand was included in the Company's consolidated results.

The Company's income from continuing operations for the first quarter of 2004 was $3.4 million as compared to $2.2 million for the same period in 2003. The increase is due to the $3.5 million increase in operating income which was partially offset by lower equity in earnings from operating affiliates and increased provision for income taxes and minority interest share in income.

The Company's net income for the first quarter of 2004 was $3.4 million as compared to a net loss of $13.9 million for the same period in 2003. The $17.3 million increase from prior year was primarily due to the $1.2 million increase in the Company's income from continuing operations and the $16.2 million loss incurred in the first quarter of 2003 in the discontinued Mexico Retail operations.

Dividends on the Preferred A Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to nil for the three-month period ended March 31, 2004 and $0.2

million for the three-month period ended March 31, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2004 and 2003 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred A Shares. On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. Effective as of December 31, 2003 the Preferred A Shares were acquired by a subsidiary of the Company and have been classified as Preferred Treasury Shares. Accordingly, no dividend was accrued in the 2004 quarter.

The net income available to Common Shares was $3.4 million for the three months ended March 31, 2004 as compared to the net loss available to Common Shares of $14.2 million for the same period in 2003. This is equivalent to basic earnings per Common Share of $0.43 and basic loss per Common Share of $1.76, respectively.

Liquidity And Capital Resources

Three Months Ended March 31, 2004 and March 31, 2003

For the three months ended March 31, 2004, the company had a net cash outflow from operations of $0.6 million. This was primarily due to a $10.6 million increase in inventories, and a $3.1 million increase in other current assets. This was almost offset by a $4.9 million increase in accounts payable and accrued expenses, a profit of $3.4 million and $4.0 million of positive adjustments to reconcile net income to net cash used in operating activities. Capital expenditures for the three months were $1.8 million. The increase in notes and loans payable amounted to $1.2 million while repayments of long-term debt totaled $1.6 million. The net effect was a decrease in cash and cash equivalents by $3.1 million to $24.5 million at March 31, 2004.

For the three months ended March 31, 2003, Singer had a net cash inflow from operations of $3.5 million primarily due to a $12.1 million decrease in receivables, $6.9 million increase in accounts payable and accrued expenses, which were partially offset by a net loss of $13.9 million. Capital expenditures for the three months were $0.9 million. The decrease in notes and loans payable amounted to $0.4 million. The addition of $15.7 million of long-term debt and the repayment of $20.2 million of long-term debt primarily relate to the refinancing by Singer U.S. The net effect was a decrease in cash and cash equivalents by $2.7 million to $10.8 million at March 31, 2003.

Working capital as of March 31, 2004 of $60.5 million showed a decrease from the $64.2 million of working capital as of December 31, 2003. This decrease was primarily due to the reclassification of $4.0 million of long-term debt to short-term debt by Singer U.S. due to a cross default with the revolving line of credit facility.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA as defined in the financing agreement. The Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $2,500 to $26,500 by June 30, 2004 and to pay off the remaining balance by December 31, 2004.

As of March 31, 2004, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions as amended.

On March 31, 2003, Singer U.S. successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25 million and which will mature in March 2008. The balance outstanding on this facility at March 31, 2004 was $13.6 million. The second facility, with a second lender, is a $4.0 million subordinated term loan that will mature in March 2006. As of March 31, 2004 Singer U.S. was in breach of certain financial reporting covenants with respect to the revolving line of credit facility. As noted above, this default has also resulted in the term loan facility being in default due to a cross default provision. The subsidiary is currently in discussions with its lenders to waive these defaults.

As of March 31, 2004, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at March 31, 2004, were $112.6 million and $80.6 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities, including the Nova Scotia Financing Agreement. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

Improvement in the Company's liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations and real estate sales as outlined in the Reorganization Plan, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations where the proceeds from such sales, among other consequences, would meaning fully improve the Company's liquidity position.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2004 and beyond. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil and China. The amount spent on research and development in the three-month period ended March 31, 2004 and 2003 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month period ended March 31, 2004 and 2003.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2003. For a further discussion of these market risks and other risk factors see the Singer N.V. 2003 Disclosure Statement and Annual Report dated April 2004.